UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 033-47073
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Scotts Company LLC Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Scotts Miracle-Gro Company
(public company successor to The Scotts Company)
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION
     The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:
Audited Financial Statements
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2006 and 2005
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005
Notes to Financial Statements
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year
Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.

2

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 27, 2007	By:	/s/ DAVID C. EVANS

Printed Name: David C. Evans

	Title:	Executive Vice President and Chief Financial Officer of The Scotts Miracle-Gro Company

3

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS
December 31, 2006 and 2005

PAGE NO.

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statement of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8 - 17

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year	18
Exhibit 23.1
NOTE:	Other supplement schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure and ERISA have been omitted because they are not applicable.

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Scotts Company LLC Retirement Savings Plan as of December 31, 2006 and 2005 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
MEADEN & MOORE, LTD.
Certified Public Accountants
June 1, 2007
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
The Scotts Company LLC
Retirement Savings Plan

	December 31
	2006	2005
ASSETS

Cash and cash equivalents	$—	$953,912

Receivables:
Employer contribution receivable	1,873	305,639
Employee contribution receivable	1,143	237,689
Other receivable	41,688	127,923

	44,704	671,251

Investments, at fair value:
CRM Small Cap Value Fund	3,094,157	2,309,992
Dodge and Cox Stock Fund	15,501,108	11,428,442
EuroPacific Growth Fund-Class A	14,143,510	9,270,707
Fidelity Blue Chip Fund	21,493,816	21,956,209
Fidelity Contrafund	21,571,540	19,167,892
Fidelity Freedom Income Fund	819,344	807,191
Fidelity Freedom 2000 Fund	1,136,651	1,223,988
Fidelity Freedom 2010 Fund	4,489,628	4,626,298
Fidelity Freedom 2020 Fund	9,589,363	7,965,984
Fidelity Freedom 2030 Fund	5,735,821	4,686,028
Fidelity Freedom 2040 Fund	1,328,362	709,986
Fidelity Low Price Stock Fund	6,889,830	6,191,564
Fidelity Managed Income Portfolio	27,211,156	22,850,956
Fidelity Puritan Fund	24,388,839	22,736,223
Managers Special Equity Fund	13,559,000	13,415,950
PIMCO Total Return Fund	5,035,844	5,449,207
Spartan U.S. Equity Index Fund	20,253,923	18,744,516
The Scotts Miracle-Gro Company Common Shares	16,686,541	13,850,226
Participant Loans	5,190,321	4,756,653

Total Investments	218,118,754	192,148,012

Total Assets	218,163,458	193,773,175

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	218,163,458	193,773,175

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	273,491	259,419

Net assets available for benefits	$218,436,949	$194,032,594

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
The Scotts Company LLC
Retirement Savings Plan

	Year Ended December 31
	2006	2005
Additions to Net Assets Attributed to:
Contributions:
Employer	$10,258,531	$10,525,261
Participant	10,752,334	10,266,612
Rollovers	1,023,783	877,808

	22,034,648	21,669,681

Interest on participant loans	321,102	231,534
Interest income and dividends	11,897,580	6,128,670
Net appreciation of investments	10,714,247	7,806,994

Total Additions	44,967,577	35,836,879

Deductions from Net Assets Attributed to:
Benefits paid to participants	22,096,699	33,448,728
Other	37,498	40,205

Total Deductions	22,134,197	33,488,933

Net Increase before Plan Transfer	22,833,380	2,347,946

Plan Transfer	1,570,975	3,205,516

Net Assets Available for Benefits:
Beginning of Year	194,032,594	188,479,132

End of Year	$218,436,949	$194,032,594

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
1 Description of Plan
     The following description of The Scotts Company LLC Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions, such as eligibility, vesting, allocation and funding.
     On March 18, 2005 (the “Effective Time”), The Scotts Company (“Scotts”) consummated the restructuring of Scotts’ corporate structure into a holding company structure by merging Scotts into a newly-created, wholly-owned, second-tier Ohio limited liability company subsidiary, The Scotts Company LLC (“Scotts LLC”), pursuant to an Agreement and Plan of Merger, dated as of December 13, 2004, by and among Scotts, Scotts LLC and The Scotts Miracle-Gro Company (“Scotts Miracle-Gro”). This merger is referred to as the “Restructuring Merger.”
     Upon consummation of the Restructuring Merger, each of Scotts’ common shares, without par value (the “Scotts Common Shares”), issued and outstanding immediately prior to the Effective Time was automatically converted into one fully paid and nonassessable common share, without par value, of Scotts Miracle-Gro (the “Scotts Miracle-Gro Common Shares”). Also, the entire class of Scotts Miracle-Gro Common Shares became registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Rule 12g-3 under the Exchange Act. As a result of the Restructuring Merger, Scotts Miracle-Gro is the new parent holding company and the public company successor to Scotts. Scotts LLC is the successor to Scotts and is a direct, wholly-owned subsidiary of Scotts Miracle-Gro.
     As of the Effective Time, Scotts maintained The Scotts Company Retirement Savings Plan (the “Retirement Savings Plan”). As of the Effective Time, Scotts LLC assumed the obligations of Scotts under the Retirement Savings Plan. The Scotts Common Shares attributable to the accounts of participants under the Retirement Savings Plan relating to common share units immediately prior to the Effective Time were, by virtue of the Restructuring Merger, converted into the same number of Scotts Miracle-Gro Common Shares and those Scotts Miracle-Gro Common Shares are attributable to the accounts of those participants upon the same terms and subject to the same conditions as were in effect at the Effective Time.
     All provisions of the Retirement Savings Plan remain the same following the Restructuring Merger, except that the Retirement Savings Plan has been amended to change the name of the Retirement Savings Plan from “The Scotts Company Retirement Savings Plan” to “The Scotts Company LLC Retirement Savings Plan” and to revise certain definitions and other provisions of the Retirement Savings Plan to reflect the assumption of the Retirement Savings Plan by Scotts LLC and the ability to invest in Scotts Miracle-Gro Common Shares instead of Scotts Common Shares under the Retirement Savings Plan. From and after the Effective Time, all amounts contributed to the Retirement Savings Plan’s “Scotts Miracle-Gro Stock Fund” will be invested in securities of Scotts Miracle-Gro.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
1 Description of Plan, Continued
General:
The Plan is a defined contribution plan covering all eligible employees of The Scotts Company LLC (the “Company”) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility:
Regular domestic employees of the Company are eligible to participate in the Plan on the first day of the month immediately following their date of employment. Regular employees of EG Systems, Inc. doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligibility service and are eligible to make contributions and receive matching contributions on the first day of the month after completing 60 days of service. Effective January 1, 2003, temporary employees are not eligible to participate in the Plan.
Employee Contributions:
The Plan provides for a participant to make pre-tax or after-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service (“IRS”) maximum deferral amount.
Employer Contributions:
The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. This percentage increases to 4% when employees’ year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant pre-tax contributions dollar for dollar for the first 3% of pay and matches $0.50 on the dollar for the next 2% of participant pre-tax contributions. Additionally, the Company remitted transitional contributions for 1998 to 2002 to certain participants who were also participants of certain retirement plans previously sponsored by The Scotts Company or its subsidiaries.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
1 Description of Plan, Continued
Participants’ Accounts:
401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, earnings and losses thereon.
Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.
Vesting:
All participants are immediately vested in their contributions plus actual earnings thereon. Matching and transition contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service or immediately upon death or disability.
Forfeitures:
The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures used totaled $411,470 and $10,717 for the years ended December 31, 2006 and 2005, respectively.
Participants’ Loans:
Loans are available to participants from their individual accounts subject to the terms of the Plan.
Other Plan Provisions:
Normal retirement age is 65, however, a participant may elect early retirement on or after age 55 and completing five years of vested service. The Plan also provides for in-service withdrawals for active employees under certain circumstances.
Payment of Benefits:
Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution.
Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
1 Description of Plan, Continued
Investment Options:
Upon enrollment in the Plan, a participant may direct his or her contributions in any or all of the investment options under the Plan.
2 Summary of Significant Accounting Policies
Basis of Accounting:
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.
Investments:
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Participants’ loans are valued at their outstanding balances, which approximates fair value.
Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
2 Summary of Significant Accounting Policies, Continued
Investments, Continued:
The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments are based on the average cost method.
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Payments of Benefits:
Benefits are recorded when paid.
Administrative Fees:
The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.
Risks and Uncertainties:
The Plan provides for various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
3 Investments
The following fair values of the investments individually represent 5% or more of net assets available for benefits as of December 31:

	2006	2005
Dodge and Cox Stock Fund	$15,501,108	$11,428,442
EuroPacific Growth Fund-Class A	$14,143,510	*
Fidelity Blue Chip Fund	$21,493,816	$21,956,209
Fidelity Contrafund	$21,571,540	$19,167,892
Fidelity Managed Income Portfolio	$27,211,156	$22,850,956
Fidelity Puritan Fund	$24,388,839	$22,736,223
Managers Special Equity Fund	$13,559,000	$13,415,950
Spartan U.S. Equity Index Fund	$20,253,923	$18,744,516
The Scotts Miracle-Gro Company Common Shares	$16,686,541	$13,850,226
* — Did not meet 5% threshold for the year ended December 31, 2005

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
4 Investment Contract with Fidelity Trust Company
The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio, (the “Portfolio”) with Fidelity Investments, the trustee. The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unitholder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above).
As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed bank investment contract does not permit Fidelity to terminate the agreement prior to the scheduled maturity date.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
4 Investment Contract with Fidelity Trust Company, Continued
The following are the average yields for the guaranteed bank investment contract for 2006 and 2005:

	2006	2005
Average Yields:
Based on actual earnings	3.90%	3.72%
Based on interest rates credited to participants	4.27%	3.65%
5 Tax Status
The Plan obtained a determination letter dated September 24, 2003, in which the Internal Revenue Service stated that the Plan, as amended through February 4, 2002, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator, the Company and the Plan’s legal counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of the Internal Revenue Code. On January 31, 2007, the Company applied for a new determination letter to cover all amendments to the Plan subsequent to February 4, 2002.
6 Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.
7 Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2006

Net assets available for benefits per the financial statements	$218,436,949

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(273,491)

Rounding	(3)

Net assets available for benefits per the Form 5500	$218,163,455

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
7 Reconciliation of Financial Statements to Form 5500, Continued
The following is a reconciliation of investment income per the financial statements to the Form 5500. Form 5500 does not report on a comparative basis, therefore, December 31, 2005 does not change.

Year Ended December 31
2006
Investment income per the financial statements	$22,932,929

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(273,491)

Rounding	(4)

Net investment income per the Form 5500	$22,659,434

8 Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity, the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.
9 Transfers into the Plan
On June 1, 2006, the Morning Song Wild Bird Food 401(k) Savings Retirement Plan (“Morning Song Plan”) transferred its net assets into the Plan in the amount of $1,570,975. Prior to the merger, the Morning Song Plan covered eligible employees of Gutwein & Co., Inc. Also, the Plan was amended so that the participants of the Morning Song Plan could immediately participant in the Plan. On December 30, 2005, the Rod McLellan Company 401(k) Plan (“RMC Plan”) transferred its net assets into the Plan in the amount of $3,205,516. Prior to the merger, the RMC Plan covered eligible employees of the Rod McLellan Company. Also, the Plan was amended so that the participants of the RMC Plan could immediately participate in the Plan.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
10 Recently Issued Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued SFAS 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Plan will be required to adopt SFAS 157 no later than January 1, 2008. The effect of this pronouncement on these financial statements has not been determined.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan
EIN 31-1414921
Plan Number 001
December 31, 2006

	(b) Identity of Issue,	(c) Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	CRM Small Cap Value Fund	Registered Investment Company	N/A	$3,094,157
	Dodge and Cox Stock Fund	Registered Investment Company	N/A	$15,501,108
	EuroPacific Growth Fund-Class A	Registered Investment Company	N/A	$14,143,510
*	Fidelity Blue Chip Fund	Registered Investment Company	N/A	$21,493,816
*	Fidelity Contrafund	Registered Investment Company	N/A	$21,571,540
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	$819,344
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	$1,136,651
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	$4,489,628
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	$9,589,363
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	$5,735,821
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	$1,328,362
*	Fidelity Low Price Stock Fund	Registered Investment Company	N/A	$6,889,830
*	Fidelity Managed Income Portfolio	Common Collective Trust	N/A	$27,211,156
*	Fidelity Puritan Fund	Registered Investment Company	N/A	$24,388,839
	Managers Special Equity Fund	Registered Investment Company	N/A	$13,559,000
	PIMCO Total Return Fund	Registered Investment Company	N/A	$5,035,844
	Spartan U.S. Equity Index Fund	Registered Investment Company	N/A	$20,253,923
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	N/A	$16,686,541
*	Participant Loans	Notes receivable (interest at rates ranging from 5.0% to	N/A	$5,190,321

		10% due through June 11, 2012)		$218,118,754

*	Party-in-interest to the Plan.

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2006
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.

19